UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

PENNFED FINANCIAL SERVICES, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

708167 10 1

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [X]   Rule 13d-1(b)
   [   ]   Rule 13d-1(c)
   [   ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 708167 10 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities Only) PennFed Financial Services, Inc. Employee Stock Ownership Plan (the "ESOP"), IRS I.D. No. 37-1328194
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,648,247
	7	SOLE DISPOSITIVE POWER 1,648,247
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,648,247
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.1%
12	TYPE OF REPORTING PERSON EP

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CUSIP NO. 708167 10 1
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities Only) First Bankers Trust Services, Inc. IRS I.D. No. 20-1171923
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,648,247
	7	SOLE DISPOSITIVE POWER 1,648,247
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,648,247
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.1%
12	TYPE OF REPORTING PERSON CO

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ITEM 1(a)	Name of Issuer: PennFed Financial Services, Inc. (the "Corporation")
ITEM 1(b)	Address of Issuer's Principal Executive Officers: 622 Eagle Rock Avenue, West Orange, NJ 07052-2989
ITEM 2(a)	Names of Persons Filing:

PennFed Financial Services, Inc. Employee Stock Ownership Plan (the "ESOP"). First Bankers Trust Services, Inc. (the "Trustee"), the trustee of the ESOP. The Trustee may also be deemed to beneficially own the shares held by the ESOP.

ITEM 2(b)	Address of Principal Business Office:

The business address of the ESOP is:

622 Eagle Rock Avenue, West Orange, NJ 07052-2989

The business address of the Trustee is:

2321 Kochs Lane, P.O. Box 4005, Quincy, Illinois, 62305-4005

ITEM 2(c)	Citizenship: The Trustee is an Illinois state chartered trust company.
ITEM 2(d)	Title of Class of Securities: Common stock, par value $.01 per share (the "Common Stock").
ITEM 2(e)	CUSIP Number: 708167 10 1

ITEM 3	If this statement is filed pursuant to Section 240.13d-2(b) or (c), check whether the person filing is:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	[ x ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

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ITEM 4	Ownership:

The ESOP holds an aggregate of 1,648,247 shares of Common Stock (12.1% of the outstanding shares), all of which have been allocated to participant accounts. The ESOP accordingly has shared voting power and sole dispositive power with respect to the shares held by it.

The Trustee may be deemed to beneficially own the 1,648,247 shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of all of such shares. Other than the shares held by the ESOP, the Trustee does not beneficially own any shares of Common Stock.

Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustee as to the voting of the shares allocated to their ESOP accounts.

ITEM 5.	Ownership of Five Percent or Less of a Class: Not Applicable.
ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.
ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.
ITEM 8.	Identification and Classification of Members of the Group: Not Applicable.
ITEM 9.	Notice of Dissolution of Group: Not Applicable.

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ITEM 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2005	PENNFED FINANCIAL SERVICES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
	By:	/s/ Linda Shultz First Bankers Trust Services, Inc., as Trustee
	Name: Title:	Linda Shultz Trust Officer

Date: February 10, 2005	FIRST BANKERS TRUST SERVICES, INC.
	By:	/s/ Linda Shultz
	Name: Title:	Linda Shultz Trust Officer

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February 10, 2005

PennFed Financial Services, Inc.
Employee Stock Ownership Plan
622 Eagle Rock Avenue
West Orange, NJ 07052-2989

Dear Sir/Madam:

               This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

FIRST BANKERS TRUST SERVICES, INC.

By:	/s/ Linda Shultz Name: Linda Shultz Title: Trust Officer

PENNFED FINANCIAL SERVICES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By:	/s/ Linda Shultz First Bankers Trust Services, Inc., as Trustee Name: Linda Shultz Title: Trust Officer

End.